Exhibit 1.01

Conflict Minerals Report

Section 1 - Introduction

Forum Energy Technologies, Inc. (the “Company”) is committed to sourcing materials used in its products in a responsible manner. The Company has implemented certain policies and procedures to ensure compliance with applicable laws, including the Securities and Exchange Commission’s final rule implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Company’s efforts related to Conflict Minerals (as defined below) are also aligned with the work of the Electronic Industry Citizenship Coalition® (“EICC”) and Global e-Sustainability Initiative (“GeSI”). The EICC’s and GeSI’s work includes the Conflict-Free Smelter Program and the Conflict Minerals Reporting Template (the “Conflict Minerals Questionnaire”). In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, the Company undertook due diligence efforts to determine whether materials necessary to the functionality or production of its products are “Conflict Minerals Free.”

Section 2 - Due diligence framework and determination

The Company designed its due diligence measures to materially conform with the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

Section 3 - Due diligence measures undertaken

In conformance with the OECD Framework, the Company undertook the following due diligence measures:

Governance

The Company established a Conflict Minerals Policy, effective February 17, 2014, and drafted a Conflict Minerals Manual to be used and implemented by the Company's product lines. The Conflict Minerals Manual specifically sets out the due diligence steps and actions taken by the Company and sets guidance for the Company's ongoing due diligence.

Product Line Applicability

The Company’s six product lines reviewed their materials, parts, products and/or product families to determine whether gold, tin, tantalum or tungsten (collectively, “3TG") are present in any such items and necessary to the functionality thereof. The Company established a process for identifying and determining the presence of 3TG in each product line’s product list. Once such products and/or product families were identified, each product line developed a supplier list for each piece of material, part, product and/or product family identified as containing or that may contain 3TG.

Supplier Engagement

The Company sent each supplier identified in the above product line applicability procedure the EICC GeSI Conflict Minerals Questionnaire along with a communication providing instructions and requesting a response stating such supplier’s status and compliance with the applicable rules and regulations. The Company surveyed a total of 281 suppliers during the Company’s due diligence efforts. The Company received responses from approximately 35% of its suppliers.

Supplier Response Review and Analysis of Red Flags

Each of the Company’s product lines reviewed its respective supplier responses to determine if each supplier’s materials, parts, or products provided to the Company contain 3TG from conflict-affected regions of the world, including the Democratic Republic of Congo, and were used to finance armed groups in such regions ("Conflict Minerals"). As part of the Company’s review process, certain criteria were established and utilized to review supplier responses. The Company believes the established criteria benefited the Company to ensure the reliability of each supplier’s responses.

Determination

None of the Company’s product lines received responses from 100% of its respective suppliers and certain suppliers could not identify the source of the relevant materials used in their products. Given that the Company was not able to confirm the absence of Conflict Minerals in its products, the Company and each of its product lines is Conflict Minerals Undeterminable.

Section 4 - Independent audit

The Company is not required to obtain an independent private sector audit at this time as each of the Company’s six product lines are Conflict Minerals Undeterminable.

Section 5 - Next steps

The Company will continue to review its manual, policies and procedures for the upcoming reporting year to improve and ensure improved supplier responsiveness. The Company will take additional steps to obtain a higher percentage of supplier responses, including distributing frequently asked questions, training pamphlets, and establishing direct communication with suppliers to ensure their understanding of the applicable laws and requirements.